June 22, 2006

Mr. Brian McAllister

Staff Accountant

United States Securities

    and Exchange Commission

Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated

Form 10-K for Fiscal Year Ended January 1, 2006

Filed March 16, 2006

File No. 0-9286

Dear Brian:

Reference is made to the letter dated June 8, 2006 from Michael Moran to J. Frank Harrison, III, Chief Executive Officer of Coca-Cola Bottling Co. Consolidated (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2006. Per my recent discussion with you, it is our intention to respond to Mr. Moran’s letter by July 21, 2006. As this date nears, I will keep you apprised of our progress.

If you need to reach me, please call me at (704) 557-4219.

Sincerely,

/s/ William J. “Jody” Billiard
William J. “Jody” Billiard
Vice President, Controller
Chief Accounting Officer

cc:	J. Frank Harrison, III

Steve Westphal